Request for Additional
Financing Authorization

As filed with the Securities and Exchange Commission on October 9, 2002

File No. ________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

(Name of company filing this statement and address of principal executive offices)

Xcel Energy Inc.
(Name of top registered holding company parent)

Gary R. Johnson
Vice President and General Counsel
Xcel Energy
800 Nicollet Mall
Minneapolis, Minnesota 55402

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter D. Clarke
Debra J. Schnebel
Jones, Day, Reavis & Pogue
77 West Wacker
Suite 3500
Chicago, IL 60601
(312) 782-3939

ITEM 1. Description of the Proposed Transaction
A. Introduction and General Request
B. Other Relevant Matters
C. Overview of the Companies
D. Description of the Proposed Transaction
ITEM 2. Fees, Commissions and Expenses
ITEM 3. Applicable Statutory Provisions
A. General.
B. Rule 54 Analysis.
ITEM 4. Regulatory Approvals
ITEM 5. Procedure
ITEM 6. Exhibits and Financial Statements
A. Exhibits
B. Financial Statements
ITEM 7. Information as to Environmental Effects
Preliminary Opinion of Counsel
EX-99.G Proposed Form of Notice
EX-99.H Capitalization Table of Xcel Energy Inc.

-i-

ITEM 1. Description of the Proposed Transaction

     A.     Introduction and General Request

          In this Application-Declaration on Form U-1 (the “Application”), Xcel Energy Inc. (“Xcel Energy”), a Minnesota corporation and a holding company registered under the Public Utility Holding Company Act of 1935, as amended (“PUHCA” or the “Act”), seeks authorization and approval of the Securities and Exchange Commission (the “Commission”) in respect of certain proposed financing transactions of Xcel Energy.

          In Holding Company Act Release No. 27218 (August 22, 2000) (the “Prior Financing Order”), the Commission authorized, among other things, Xcel Energy (i) to issue and sell common stock and long-term debt securities during a period through September 30, 2003 (the “Authorization Period”), provided that the aggregate proceeds of these issuances, together with any long-term debt and preferred securities issued by financing entities established by Xcel Energy, did not exceed $2.0 billion1 and (ii) to issue and sell short-term debt in an aggregate principal amount of up to $1.5 billion outstanding at any time. In this Application, Xcel Energy seeks to increase the aggregate amount of common stock and long-term debt securities that it may issue during the Authorization Period from the $2.0 billion authorized by the Prior Financing Order to $3.0 billion, as described herein. Except to the extent specifically provided herein, all terms and conditions of the Prior Financing Order will remain in effect and all securities issued by Xcel Energy pursuant to authorization granted by the Commission in this proceeding will be subject to the terms and conditions of the Prior Financing Order.

     B.     Other Relevant Matters

          In Holding Company Act Release No. 27494 (March 7, 2002) (the “100% Order” and together with the Prior Financing Order, the “Financing Orders”), the Commission authorized Xcel Energy to use the proceeds of its securities issuances to invest up to 100% of its “consolidated retained earnings,” as defined in Rule 53(a)(1)(i) under the Act, in exempt wholesale generators (“EWGs”), as defined in Section 32 of the Act, and in foreign utility companies (“FUCOs”), as defined in Section 33 of the Act. The authorization sought by this Application does not seek to increase or alter in any respect the authorization granted in the 100% Order and Xcel Energy acknowledges that all terms and conditions of the 100% Order would continue to apply.

          In Holding Company Act Release No. 27533 (May 30, 2002) (the “NRG Order”), the Commission authorized Xcel Energy to acquire through an exchange offer and subsequent short-form merger (collectively, the “Exchange Offer”) the outstanding publicly-held stock of its 74%-owned subsidiary, NRG Energy, Inc. (“NRG”), and to issue up to 33,394,564 shares of common stock pursuant to such transaction. Such 33,394,564 shares can only be issued for the purposes set forth in the NRG Order and are not available for general issuance. Specifically, of the 33,394,564 authorized to be issued, approximately 27.8 million shares were issued in the

[1]	The authorization in the Prior Financing Order to issue up to $2.0 billion of common stock and long-term debt was in addition to the authorization in the Prior Financing Order for Xcel Energy to issue up to 30 million shares of its common stock under various employee benefit and dividend reinvestment plans.

Exchange Offer to effect Xcel Energy’s acquisition of all of the common stock of NRG. The remaining shares of Xcel Energy common stock authorized for issuance pursuant to the NRG Order will only be issued, to the extent necessary, upon exercise of stock options previously issued by NRG or upon conversion of corporate units previously issued by NRG, which, upon Xcel Energy’s acquisition of all of the common stock of NRG, became exercisable or convertible into shares of Xcel Energy common stock.

          Xcel Energy currently has pending before the Commission an application in File No. 70-9635 (the “Xcel 30% Test Application”) requesting authorization for Xcel Energy and its subsidiaries to engage in certain financing transactions authorized in the Financing Orders at a time when Xcel Energy was not in compliance with the requirement that Xcel Energy’s common equity, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, be at least 30% of capitalization (the “Xcel 30% Test”).

     C.     Overview of the Companies

          On August 18, 2000, New Century Energies, Inc. and Northern States Power Company (“NSP”) merged and formed Xcel Energy pursuant to the Commission’s order in New Century Energies, Inc. Holding Co. Act Release No. 27218 (August 16, 2000). Xcel Energy is a registered holding company under the Act. As part of the merger, NSP transferred its existing utility operations that were being conducted directly by NSP at the parent company level to a newly formed subsidiary of Xcel Energy named Northern States Power Company.

          Xcel Energy directly owns six utility subsidiaries that serve electric and/or natural gas customers in 12 states. These six utility subsidiaries (collectively, the “Utility Subsidiaries”) are Northern States Power Company, a Minnesota corporation; Northern States Power Company, a Wisconsin corporation; Public Service Company of Colorado; Southwestern Public Service Co.; Black Mountain Gas Company; and Cheyenne Light, Fuel and Power Company. Their service territories include portions of Arizona, Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. As previously announced publicly, Xcel Energy has entered into a contract to sell Black Mountain Gas Company, which sale will be subject to approval by the Commission under the Act.

          Xcel Energy also engages through subsidiaries in various other energy-related and non-utility businesses (collectively the “Non-Utility Subsidiaries”). The Non-Utility Subsidiaries that are directly or indirectly owned by Xcel Energy include: Viking Gas Transmission Company, an interstate natural gas pipeline subject to FERC jurisdiction under the Natural Gas Act; NRG, a holding company for many of Xcel Energy’s non-utility businesses, including significant investments in independent power projects and foreign utility operations; Seren Innovations, Inc., a provider of cable, telephone and high-speed internet access systems and an exempt telecommunications company under Section 34 of the Act; e prime, inc., a marketer of electricity and natural gas; and Eloigne Company, an investor in projects that qualify for low-income housing tax credits. Xcel Energy became the owner of 100% of the outstanding common stock of NRG on June 3, 2002, pursuant to the Exchange Offer.

     D.     Description of the Proposed Transaction

          As described above, the Prior Financing Order authorizes Xcel Energy, subject to certain financing parameters set forth therein, to issue and sell common stock and long-term debt securities during the Authorization Period, provided that the aggregate proceeds of these issuances, together with any long-term debt and preferred securities issued by Financing Subsidiaries (as defined in the Prior Financing Order) established by Xcel Energy, does not exceed $2.0 billion. Of the $2.0 billion authorized, as of September 30, 2002, Xcel Energy had issued $1,517,500,000, consisting of $517.5 million of common stock and $1.0 billion of long-term debt outstanding. In order to meet its financing needs during the balance of the Authorization Period, Xcel Energy proposes to revise the authorization granted in the Prior Financing Order in respect of the issuance and sale by Xcel Energy of common stock and long-term debt, as described herein.

          The authorization requested by Xcel Energy in this Application will provide greater flexibility in the manner that it raises funds in the capital markets. This will allow Xcel Energy the flexibility to adapt its financing strategy to the market conditions at the time. In addition, Xcel Energy will have the ability to restructure its capital structure — e.g., by refinancing short-term debt with long-term debt and de-leveraging through the issuance of common stock. In this regard, Xcel Energy requests an increase in the principal amount of long-term debt and common equity which it can issue. In addition, Xcel Energy seeks to clarify the types of securities which it may issue. For example, the request to issue common stock also includes warrants, options, stock purchase rights and other equity-linked securities. The request to issue long-term debt is expanded to include subordinated debt and secured debt.

          Xcel Energy requests authorization to issue and sell common stock and/or long-term debt securities for the uses described herein, provided that the aggregate proceeds received during the Authorization Period upon issuance of such common stock (exclusive of the issuance of common stock specifically authorized in the Prior Financing Order in respect of employee benefit plans and dividend reinvestment plans and the issuance of common stock specifically authorized in the NRG Order) and the aggregate principal amount of long-term debt issued and outstanding at any one time during the Authorization Period, together with any long-term debt or preferred securities issued by Financing Subsidiaries established by Xcel Energy, shall not exceed $3.0 billion.

          The financing authority granted by the Commission in the Financing Orders and the financing authority requested in this Application will be subject to the following general terms and conditions, where appropriate:

          Effective Cost of Money. The effective cost of money on debt and preferred securities issued to non-associate companies pursuant to authorization in the Financing Orders and/or an order in this matter will not exceed competitive market rates for securities of comparable credit quality with similar terms and features.

          Maturity of Debt. The maturity of authorized indebtedness will not exceed 50 years.

          Rating of Long-Term Debt. Any long-term debt to be issued by Xcel Energy (other than debt securities not rated by the rating agencies) will, at the time of original issuance, be rated at least investment grade by a nationally recognized credit rating organization; provided that Xcel Energy requests that the Commission reserve jurisdiction over the issuance of long-term debt in those circumstances where the security, upon issuance, would be unrated or would be rated below investment grade.

          Capitalization Ratios. Xcel Energy’s common equity, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, will be at least 30% of consolidated total capitalization;2 provided that in any event when Xcel Energy does not satisfy the 30% common equity ratio, Xcel Energy may issue common stock pursuant to this authorization.

          Further, Xcel Energy requests that the Commission reserve jurisdiction over the issuance of long-term debt pursuant to this Application at any time that Xcel Energy does not satisfy the 30% common equity ratio.3 Xcel Energy may face liquidity needs at a time when the market conditions are not conducive to consummation of an equity offering by Xcel Energy. In such event, Xcel Energy may seek authority to issue long-term debt at a time when Xcel Energy does not satisfy the 30% common equity ratio. Thus, Xcel Energy requests that the Commission reserve jurisdiction over such matter pending completion of the record.

          The proceeds from the financings authorized by the Commission pursuant to this Application will be used for the same purposes authorized in the Prior Financing Order, which are general corporate purposes, including (i) financing investments by and capital expenditures of Xcel Energy and its Subsidiaries4, (ii) the repayment, redemption, refunding or purchase by Xcel Energy or any of its Subsidiaries of securities issued by such companies without the need for prior Commission approval pursuant to Rule 42 or a successor rule, (iii) financing working capital requirements of Xcel Energy and its Subsidiaries, and (iv) other lawful general purposes. In addition, any use of proceeds to make investments in any “energy-related company,” as defined in Rule 58 under the Act, will be subject to the investment limitation of such rule, and any use of proceeds to make investments in any EWG or FUCO will be subject to the investment limitation and other conditions set forth in the 100% Order or, if applicable, as may be authorized in a separate proceeding. Xcel Energy further commits that no financing proceeds will be used to acquire the equity securities of any new subsidiary unless such acquisition has

[2]	Total capitalization is the sum of common stock equity, preferred stock, long-term debt (including current maturities) and short-term debt.

[3]	Xcel Energy notes, however, that in the 30% Test Application Xcel Energy requests authorization to issue common stock and long-term debt up to $2.0 billion as authorized under the Prior Financing Order at a time when the Xcel 30% Test is not met, provided that Xcel Energy’s common equity ratio is not less than 24%.

[4]	The term “Subsidiaries” used herein shall have the same meaning as it had in the Prior Financing Order, which is: each of the Utility Subsidiaries and Non-Utility Subsidiaries as well as any future direct or indirect non-utility subsidiaries of Xcel Energy whose equity securities may be acquired in accordance with an order of the Commission or in accordance with an exemption under the Act or the Commission’s rules thereunder.

been approved by the Commission in this proceeding or in a separate proceeding or is in accordance with an available exemption under the Act or the rules thereunder.

          Also, as set forth in the Xcel 30% Test Application, Xcel Energy commits that at any time that the Xcel 30% Test is not met, neither Xcel Energy nor any Subsidiary of Xcel Energy (other than NRG and its subsidiaries) will invest or commit to invest any funds in NRG and/or any EWG or FUCO, except for any amount required to honor the obligations of Xcel Energy under the Support and Capital Subscription Agreement dated May 29, 2002 between Xcel Energy and NRG (the “Support Agreement”) and/or under any guaranty of the obligations of NRG or any EWG or FUCO, which was a valid and binding obligation of Xcel Energy prior to the time that Xcel Energy ceased to comply with the Xcel 30% Test and was entered into by Xcel Energy in conformity with the terms and conditions of the Financing Orders. Furthermore, Xcel Energy commits that during the time that Xcel Energy is not in compliance with the Xcel 30% Test, Xcel Energy will not permit NRG to invest, or commit to invest, in any new projects which qualify as EWGs or FUCOs; provided, however, NRG may increase its investment in EWGs and FUCOs as a result of the qualification of existing projects as EWGs or FUCOs and NRG may make additional investments in an existing EWG or FUCO to the extent necessary to complete any project or desirable to preserve or enhance the value of NRG’s investment therein. Xcel Energy requests that the Commission reserve jurisdiction over any additional investment by Xcel Energy and its Subsidiaries in NRG and/or any EWG or FUCO during the period that the Xcel 30% Test is not met.

          The issuance of common stock and long-term debt of Xcel Energy would be further subject to the following parameters:

          Common Stock. Subject to the limits described above and the other conditions described in this Application, Xcel Energy may issue and sell common stock, options, warrants and stock purchase rights exercisable for common stock, or other equity-linked securities or contracts to purchase common stock. Such financings may be effected pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

          Specifically, Xcel Energy may sell common stock, options, warrants, stock purchase rights and other equity-linked securities covered by this Application in any of the following ways: (i) through underwriters or dealers; (ii) through agents and (iii) directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Xcel Energy) or directly by one or more underwriters acting alone. The securities may be sold directly by Xcel Energy or through agents designated by Xcel Energy from time to time. If dealers are utilized in the sale of any of the securities, Xcel Energy will sell such securities to the dealers, as principal. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If such securities are being sold in an underwritten offering, Xcel Energy may grant the underwriters thereof a “green shoe” option permitting the purchase from Xcel Energy at the same price additional securities then being offered solely for the purpose of covering over-allotments.

          Xcel Energy may also issue common stock in public or privately-negotiated transactions in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in this proceeding or in a separate proceeding or is exempt under the Act or the rules thereunder.

          Long-Term Debt. Subject to the limits described above and the other conditions described in this Application, Xcel Energy’s long-term debt (a) may be subordinated in right of payment to other debt and other obligations of Xcel Energy, (b) may be convertible into any other securities of Xcel Energy, (c) will have maturities ranging from one to 50 years, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may provide for reset of the interest rate pursuant to a remarketing arrangement, and (g) may be called from existing investors by a third party. In addition, Xcel Energy may have the right from time to time to defer the payment of interest on all or a portion of its long-term debt (which may be fixed or floating or “multi-modal”, i.e., where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period).

          Xcel Energy contemplates that long-term debt securities would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933, as amended, in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

          The maturity dates, interest dates, redemption and sinking fund provisions, subordination provisions and conversion features, if any, with respect to the long-term debt securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding; provided, however, that Xcel Energy will not issue and sell any such securities at interest rates in excess of those generally obtainable at the time of pricing or repricing thereof for securities having the same or reasonably similar maturities and having reasonably similar terms, conditions and features issued by utility companies or utility holding companies of the same or reasonably comparable credit quality, as determined by the competitive capital markets.

          Finally, Xcel Energy undertakes that, without further Commission authorization, it will not issue any long-term debt securities (other than debt securities not rated by the rating agencies) that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization. Xcel Energy requests that the Commission reserve jurisdiction over the issuance of long-term debt in those circumstances where the security, upon issuance, would be unrated or would be rated below investment grade.

          Securities of Financing Subsidiaries. The Prior Financing Order authorizes the formation of one or more Financing Subsidiaries to issue preferred securities and/or long-term debt securities the proceeds of which may be loaned to Xcel Energy. Any issuance of such securities by a Financing Subsidiary established by Xcel Energy will be counted against the $3.0 billion financing limit described above.

          Secured Debt. Xcel Energy requests authorization to provide collateral to secure its debt securities, long-term and/or short-term, issued pursuant to authorization in the Prior Financing Order and the order in this matter, as it deems necessary or appropriate under the circumstance to meet its financing needs. Such debt securities may be secured by property of Xcel Energy; provided, however, in no event will the assets of any Utility Subsidiary be used as security for the obligations of Xcel Energy.5 Further, Xcel Energy commits that it will not pledge any security of any public utility company, including the Utility Subsidiaries, without further authorization of the Commission. Xcel Energy requests that the Commission reserve jurisdiction over any pledge by Xcel Energy of the securities of public utility companies.

          Xcel Energy proposes to issue the secured debt only to the extent required to meet the urgent and necessary corporate purposes of Xcel Energy. In particular, Xcel Energy must refinance a revolving credit facility which matures on November 8, 2002. In addition, Xcel Energy may need to access the capital markets to fund its commitments under the Support Agreement and under guarantees of obligations of its subsidiaries and for other general corporate purposes. Xcel Energy has explored various options available to it, but has been advised by its financial advisors and by prospective lenders that, given current market conditions and Xcel Energy’s financial position, Xcel Energy may be required to provide collateral in order to obtain financing. Secured debt is the most economical and efficient manner to finance the immediate liquidity needs of Xcel Energy.

          The Commission has in the past authorized a registered holding company to pledge all or a portion of its assets to secure its debt and other obligations. In a series of orders from 1944 through 1979, the Commission authorized The Potomac Edison Company, a registered holding company and electric utility subsidiary company, to issue collateral trust bonds secured by a first lien on substantially all of its assets, including the securities of its electric utility subsidiaries.6 Additionally, in West Penn Electric Company, Holding Co. Act Release No. 9329 (Sept. 14, 1949), West Penn Electric Company, a registered holding company, was authorized to issue collateral trust bonds secured by a pledge of substantially all of the

[5]	Similar authority was granted by the Commission in FirstEnergy Corp., Holding Co Act Release No. 27459 (Oct. 29, 2001). See particularly Item 3.F.(d) of Amendment No. 3 to Application/Declaration on Form U-1 in File No. 70-9793.

[6]	The Potomac Edison Company, Holding Co. Act Release No. 5362 (Oct. 20, 1944), Holding Co. Act Release No. 8683 (Nov. 29, 1948), Holding Co. Act Release No. 10467 (March 26, 1951), Holding Co. Act Release No. 13458 (April 30, 1957), Holding Co. Act Release No. 15018 (Feb. 26, 1964), Holding Co. Act Release No. 15442 (Apr. 13, 1966), Holding Co. Act Release No. 16345 (April 15, 1969), Holding Co. Act Release No. 17105 (April 19, 1971), Holding Co. Act Release No. 17761 (Nov. 14, 1972), Holding Co. Act Release No. 18184 (Nov. 26, 1973), Holding Co. Act Release No. 18398 (April 29, 1974) and Holding Co. Act Release No. 21212 (September 10, 1979).

common stock of its electric utility company subsidiaries. See also Maine Public Service Company, et al., Holding Co. Act Release No. 6284 (Dec. 10, 1945) and Delmarva Power & Light Company, Holding Co. Act Release No. 17706 (Sept. 27, 1972). More recently, in General Public Utilities Corporation, et al., Holding Co. Act Release No. 21107 (June 19, 1979), the Commission authorized General Public Utilities Corporation (“GPU”) to pledge the stock of its three electric utility subsidiaries to secure a term loan to GPU, as well as a revolving credit facility pursuant to which GPU was authorized to borrow up to $150 million.

          Other Securities. Xcel Energy also requests that the Commission reserve jurisdiction over the issuance of additional types of securities within the limitations set forth herein. Xcel Energy may find it necessary or desirable in order to minimize financing costs or to obtain new capital under then existing market conditions to issue and sell other types of securities from time to time during the Authorization Period.

ITEM 2. Fees, Commissions and Expenses

          Xcel Energy expects to pay or incur up to $45,000 in aggregate fees, commissions and expenses, directly or indirectly, in connection with the proposed transactions. The above fees do not include fees, commissions and expenses incurred in connection with the issuance and sale of the securities. Such fees, commissions and expenses would be within the parameters set forth in this Application.

ITEM 3. Applicable Statutory Provisions

     A.     General.

          Sections 6(a), 7, 9, 12(d), 32 and 33 of the Act and Rules 44, 53 and 54 are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

          Xcel Energy respectfully submits that the financing authorization requested herein satisfies the applicable provisions of the Act and that no adverse findings are appropriate or necessary. The Commission should find that the proposed financings are appropriate to the capital structure of Xcel Energy and are not detrimental to the public interest or the interest of investors or consumers.

     B.     Rule 54 Analysis.

          Rule 54 provides that in determining whether to approve certain transactions other than those involving “exempt wholesale generators” (“EWGs”) and “foreign utility companies” (“FUCOs”), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. Xcel satisfies all of the conditions of Rule 53 except Rule 53(a)(1).

          As of June 30, 2002, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(l), was $2,406 million.7 Xcel Energy’s consolidated retained earnings, as defined in Rule 53, at June 30, 2002, was $2,521.0 million. These investments by Xcel Energy were made in compliance with the 100% Order.

          In the 100% Order, the Commission authorized Xcel Energy to invest up to 100% of its consolidated retained earnings, as defined in Rule 53, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). Except as discussed in detail in File No. 70-9635, there has been no material change in the facts or circumstances surrounding Xcel Energy’s capitalization since the 100% Order was issued.

          Reference is made to Exhibit H filed herewith. As reflected therein, Xcel Energy’s common equity as a percentage of total capitalization at June 30, 2002, as adjusted to give effect to subsequent actions, was 30.6%. Xcel Energy’s ratio of common equity to total capitalization is expected to drop below 30% as of September 30, 2002. Pursuant to the authorization requested in the 30% Test Application, Xcel Energy would be authorized to engage in certain financing transactions when the Xcel 30% Test is not met, provided that Xcel Energy’s common equity ratio is not less than 24%. Any issuance of common stock pursuant to the authorization requested in this Application will improve Xcel Energy’s common equity ratio. And, as discussed above, Xcel Energy will not, without additional Commission authorization, issue any additional long-term debt pursuant to the authorization requested in this Application if the Xcel 30% Test is not met. As shown on Exhibit H, on a pro forma basis to take into account the proposed transactions, the ratio of Xcel Energy’s common equity to its total consolidated capitalization would be above 30%.

          Xcel Energy currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system’s domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

          Xcel Energy respectfully submits that the requirements of Rule 53(c) are met. The requested authority will not have a substantial adverse impact upon the financial integrity of Xcel Energy and the Utility Subsidiaries.

          The Utility Subsidiaries and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the public utility subsidiaries will continue to be maintained at not less than 30%. In fact, the common equity ratios of the primary public utility subsidiaries, NSP-M, NSP-W, SPS and PSCo, are each in excess of 45% as of August 31, 2002. Furthermore, the common equity ratios of the primary

[7]	For purposes of these calculations, Xcel Energy’s investment in NRG (including, on a pro forma basis, Xcel Energy’s investment in NRG resulting from the acquisition of NRG common stock in the Exchange Offer) has been included as an investment in EWGs and FUCOs even though NRG itself is not qualified as an EWG or FUCO, but rather serves as an intermediate holding company for EWG, FUCO and Rule 58 energy-related businesses.

public utility subsidiaries will not be effected by the proposed transactions. In addition, each of the public utilities is subject to regulation by state commissions that are able to protect utility customers within their respective states.

          While Xcel Energy has adequate liquidity at this time, Xcel Energy does not want to be placed in a position of being unable to finance should an unexpected need for funds arise. Xcel Energy has $400 million outstanding under a revolving credit facility that is scheduled to be renewed or replaced on November 8, 2002. In addition to its refinancing needs, Xcel Energy may be required to fund $300 million under the Support Agreement and to make payments in the amount of approximately $110 million under guarantees of obligations of NRG and its subsidiaries. Therefore, Xcel Energy is requesting authority to finance these needs if necessary. It is critical to the future financial stability of Xcel Energy and the Xcel Energy system that Xcel Energy be authorized to engage in the proposed financing transactions.

ITEM 4. Regulatory Approvals

          No state commission has jurisdiction over the proposed transactions. No other governmental or regulatory approvals are required with respect to the proposed transactions.

ITEM 5. Procedure

          The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application-Declaration as soon as possible; such notice to specify the minimum period allowed under the Commission’s rule during which comments may be entered and the date on which an order of the Commission granting and permitting the Application-Declaration to become effective may be entered by the Commission. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer of the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and (iv) waive a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM 6. Exhibits and Financial Statements

     A.     Exhibits

Exhibit No.	Description of Document

F-1	Preliminary opinion of counsel

F-2	Past tense opinion of counsel (to be filed by amendment)

G	Proposed form of notice

H	Capitalization Table of Xcel Energy Inc.

     B.     Financial Statements

Exhibit No.	Description of Document

1.1	Consolidated Balance Sheet of Xcel Energy as of December 31, 2001 (incorporated by reference to Xcel Energy's Form 10-K for the fiscal year ended December 31, 2001, File No. 1-3034);

1.2	Consolidated Statement of Income of Xcel Energy for the year ended December 31, 2001 (incorporated by reference to Xcel Energy's Form 10-K for the fiscal year ended December 31, 2001, File No. 1-3034)

2.1	Consolidated Balance Sheet of Xcel Energy as of June 30, 2002 (incorporated by reference to Xcel Energy's Form 10-Q for the fiscal quarter ended June 30, 2002, File No. 1-3034)

2.2	Consolidated Statement of Income of Xcel Energy for the fiscal quarter ended June 30, 2002 (incorporated by reference to Xcel Energy's Form 10-Q for the fiscal quarter ended June 30, 2002, File No. 1-3034)

ITEM 7. Information as to Environmental Effects

          The proposed transaction involves neither a “major federal action” nor “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicant has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	October 9, 2002
Xcel Energy Inc.

By: /s/ Paul E. Pender

Paul E. Pender Vice President and Treasurer